Baker & McKenzie [Letterhead]

June 24, 2005	Tel: +1 214 978 3090 joel.held@bakernet.com
Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 4-5 Washington, D.C. 20549-0405 Attention: Mr. H. Roger Schwall	Via Edgar Transmission
RE:
Reef Global Energy Ventures II
Registration Statement on Form S-1 (originally filed February 22, 2005)
File No. 333-122935

Dear Mr. Schwall:

On behalf of Reef Global Energy Ventures II (the "Registrant"), we have electronically transmitted for filing with the Securities and Exchange Commission (the "Commission"), Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 of the Registrant filed with the Commission on February 22, 2005 (the "Registration Statement"). Amendment No. 2 has been marked to indicate the changes effected by the amendment. In addition, we have today forwarded by overnight delivery three additional copies of this letter and three complete marked copies of Amendment No. 2 for the convenience of the Commission's Staff.

Set forth below are the responses of the Registrant to the comments contained in the Staff's June 6, 2005 letter to Michael J. Mauceli, Manager of Reef Oil & Gas Partners LLC, which will serve as the managing general partner of the partnerships comprising the Reef Global Energy Ventures II program. For ease of reference, each comment has been repeated below, with the Registrant's responses set forth below each comment. The numbering below corresponds to that used in the Staff's comment letter.

Form S-1

General

1.
We note your response to prior comment 3. Please provide us with copies of related correspondence with the NASD, and notify us once you receive their approval for the underwriting compensation.

We are supplementally providing you with all related NASD correspondence and will notify the Commission immediately upon NASD approval.

2.
We note your response to prior comment 4, but we continue to believe that the reference to "minimized" additional risks lacks balance given the statistics we cite in that comment. Please further revise to address our concerns in that regard.

We have revised Amendment No. 2 to reflect your comment on page 2 of the "Prospectus Summary," page 9 of the "Risk Factor" section and page 55 of the "Prior Activities" section.

3.
We refer you to the first paragraph on page D-2 of Appendix D. Obtain a "will" opinion from counsel, or explain to us why counsel is unable to render such an opinion.

We have revised Amendment No. 2 on page D-2 in response to your comment to render a "will" opinion.

Unit Purchase Program—page 23

4.
Clarify that you are obligated to purchase units presented to you in the circumstances you describe, and make clear that you will comply with all applicable federal securities laws in that regard. We note your response to prior comment 6.

We have revised Amendment No. 2 on pages 24 and 25 in response to this comment.

Draft Sales Literature

5.
With regard to the draft sales literature, please confirm that all material information in the literature also appears in your prospectus. We also have the following comments:

•
We refer you to the section entitled "Putting Your Investments in Projects That Produce." Explain in necessary detail the "access to numerous developmental exploitation opportunities" to which you refer, and indicate for us where this information appears in the prospectus.

•
Provide us with objective, supplemental support for the statistics and ranking information that appears throughout the document.

•
We refer you to the section entitled "Your Investment Is Our Investment" and your assumption that the partnership is "fully funded at $200,000,000." Expand your discussion to explain the consequences if less than $200,000,000 is raised. For example, disclose in detail the amount you intend to invest if the partnership is less than fully funded.

•
We refer you to the flyer entitled "Distributions to Investor Partners in Reef Global Energy Ventures Partnerships." To provide more balanced disclosure, it appears that "investor capital" also should appear in that table.

We have responded to this comment and supplementally provided the Commission with the requested information under separate cover in a letter dated June 22, 2005 to the attention of Melinda Kramer.

I would appreciate it if you would please call me at (214) 978-3090 or Kathleen Henry (214) 978-3020 as soon as possible after your review of the above responses and Amendment No. 2, as the Registrant desires to resolve these issues promptly and request acceleration of effectiveness of the Registration Statement as soon as possible. Thank you for your attention to this matter.

Very truly yours,

Joel Held

Securities and Exchange Commission June 24, 2005	Page 2